FORM 53-901F*SECURITIES ACT* **(BRITISH COLUMBIA) MATERIAL CHANGE REPORT UNDER SECTION 85(1)**
FORM 27*SECURITIES ACT* **(ALBERTA) MATERIAL CHANGE REPORT UNDER SECTION 146(1)**
FORM 27*SECURITIES ACT* **(ONTARIO) MATERIAL CHANGE REPORT UNDER SECTION 75(2)**
FORM 27*SECURITIES ACT* **(QUEBEC) MATERIAL CHANGE REPORT UNDER SECTION 73**
FORM 27*SECURITIES ACT* **(NOVA SCOTIA) MATERIAL CHANGE REPORT UNDER SECTION 81(2)**
FORM 26*SECURITIES ACT* **(NEWFOUNDLAND) MATERIAL CHANGE REPORT UNDER SECTION 76(2)**
FORM 25*SECURITIES ACT* **(SASKATCHEWAN) MATERIAL CHANGE REPORT UNDER SECTION 84(1)(B)**
NATIONAL POLICY 40 MANITOBA/NEW BRUNSWICK/PRINCE EDWARD ISLAND/YUKON
(INDIVIDUALLY, THE "ACT" AND COLLECTIVELY, THE "SECURITIES ACTS")

MATERIAL CHANGE REPORT

Item 1: Reporting Issuer

The full name and address of the principal office in Canada of the reporting issuer is as follows:

QUEENSTAKE RESOURCES LTD. of 712C - 12th Street, New Westminster, BC, V3M 4J6

Item 2: Date of Material Change

June 19, 2003

Item 3: Press Release

The date and place(s) of issuance of the press release are as follows.

June 19, 2003

The press release was issued to The Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change(s)

Queenstake Resources Ltd. (the "Company") announced a $21 million brokered private placement through Westwind Partners Inc. and Loewen, Ondatje, McCutcheon Limited (collectively, the "Agents"), subject to regulatory approval, consisting of 105,000,000 subscription receipts ("Subscription Receipts") at a price of $0.20 per Subscription Receipt. Each Subscription Receipt is exercisable to acquire one common share of the Company (a "Share") and one half of a transferable common share purchase warrant (a "Warrant'). Each whole Warrant will entitle the holder to purchase one common share at an exercise price of $0.25 for a period of 24 months following closing of the offering.

The Company will use the net proceeds for the acquisition (the "Acquisition") by the Company of the Jerritt Canyon mine pursuant to the asset purchase and sale agreement dated May 30, 2003 among the Company and certain subsidiaries of AngloGold Limited ("AngloGold") and Meridian Gold Inc. ("Meridian"), additional exploration and capital expenditures at the Jerritt mine and general corporate purposes.

The Company has agreed to grant the Agents an option, exercisable for up to 30 days following closing of the Subscription Receipt private placement, to offer up to 20 million units (the "Units") at a price of $0.20 per Unit for additional aggregate proceeds of $4 million. Each Unit will be comprised of one Share and one half of a Warrant.

In consideration of the services of the Agents, the Agents will receive a cash commission equal to 6% of the gross proceeds from the sale of Subscription Receipts and Units and will be issued brokers' warrants (the "Broker's Warrants").

The Company also announced the receipt of a summary of principal terms and conditions, under which the Company proposes to enter into a secured two-year term senior debt financing of US$20 million (the "Debt Financing"), with a senior financial institution (the "Lender") subject to a number of conditions. The Debt Financing is subject to, among other things, the concurrent closing of a US$15,000,000 equity financing (intended to be satisfied by the private placement of Subscription Receipts), a floor price being established through hedging of not less than $330 per ounce of gold, interest per annum on the Debt Financing at the U.S. prime rate plus 7%, payment of a set up fee of 3% of the gross proceeds of the Debt Financing and the issuance to the Lender of 35,000,000 common share purchase warrants exercisable for a period of five years at a nominal price of $0.01 per common share. Other terms and conditions of the Debt Financing include cash sweeps, covenants and security as is customary for senior term debt on mining projects of this type.

Westwind Partners Inc. is acting as the Company's financial advisor on the Acquisition and on the Debt Financing and will be paid a fee equal to 4% of the gross proceeds of the Debt Financing as well as a mergers and acquisition fee of $400,000.

Item 5: Full Description of Material Change

The Company announced a brokered private placement through the Agents, subject to regulatory approval, consisting of 105,000,000 Subscription Receipts at a price of $0.20 per Subscription Receipt. Each Subscription Receipt is exercisable at any time to acquire one Share and one half of a Warrant. The Subscription Receipts will be deemed exercised upon completion of the Acquisition by the Company of the Jerritt Canyon mine pursuant to the asset purchase and sale agreement dated May 30, 2003 among the Company and certain subsidiaries of AngloGold and Meridian. Each whole Warrant will entitle the holder to purchase one common share at an exercise price of $0.25 for a period of 24 months following closing of the offering.

The Company will use the net proceeds for the Acquisition, additional exploration and capital expenditures at the Jerritt mine and general corporate purposes. On closing of the private placement of Subscription Receipts, expected to be on or about June 24, 2003, the aggregate proceeds of the private placement will be placed in escrow pursuant to a subscription receipts indenture between the Company, the Agents and CIBC Mellon Trust Company pending closing of the Acquisition at which time the funds plus accrued interest thereon, less the Agent's commission and other expenses, will be released to the Company for purposes of funding the Acquisition. If the Acquisition is not completed by July 31, 2003, the escrowed funds and accrued interest thereon will be returned to the purchasers thereof. The Company has agreed to grant the Agents an option, exercisable for up to 30 days following closing of the Subscription Receipt private placement, to offer up to 20 million Units at a price of $0.20 per Unit for additional aggregate proceeds of $4 million. Each Unit will be comprised of one Share and one half of a Warrant. Proceeds from the sale of Units will not be subject to escrow.

In consideration of the services of the Agents, the Agents will receive a cash commission equal to 6% of the gross proceeds from the sale of Subscription Receipts and Units and will be issued the Broker's Warrants to purchase such number of common shares of the Company as is equal to 6% of the total number of Subscription Receipts and Units sold, exercisable for a period of one year at an exercise price of $0.22.

The Company also announced the receipt of a summary of principal terms and conditions, under which the Company proposes to enter into a secured two-year term senior Debt Financing of US$20 million, with a senior financial institution, subject to a number of conditions. The Debt Financing is subject to, among other things, due diligence, the concurrent closing of a US$15,000,000 equity financing (intended to be satisfied by the private placement of Subscription Receipts) and a floor price being established through hedging of not less than $330 per ounce of gold. The Company will likely provide this price protection by way of purchasing put options over the two-year life of the loan. This method of hedging the gold price will not limit the Company's upside potential for the gold price. The premiums associated with such put option contracts will be deferred until the specified strike date and funded out of operating cash flow. Per annum interest on the Debt Financing will be at the U.S. prime rate of interest plus 7%. Part of the cost of the Debt Financing requires the Company to issue to the Lender, 35,000,000 common share purchase warrants exercisable for a term of five years at a nominal price of $0.01 per common share. Other terms and conditions of the Debt Financing include cash sweeps, covenants and security as is customary for senior term debt on mining projects of this type. The Company will also pay the Lender a set up fee of 3% of the gross proceeds of the Debt Financing.

Westwind Partners Inc. is acting as the Company's financial advisor on the Acquisition and on the Debt Financing and will be paid a fee of 4% of the gross proceeds of the Debt Financing (US$800,000) as well as a merger and acquisition fee of $400,000 payable in cash upon closing of the Acquisition.

Item 6: Reliance on section 85(2) of the *Securities Act* (British Columbia)
Reliance on section 146(2) of the *Securities Act* (Alberta)
Reliance on section 84(2) of the *Securities Act* (Saskatchewan)
Reliance on section 75(3) of the *Securities Act* (Ontario)
Reliance on section 81(3) of the *Securities Act* (Nova Scotia)
Reliance on section 74 of the *Securities Act* (Quebec)
Reliance on section 5 of the Regulation to the *Securities Act* (Newfoundland)
Reliance on National Policy No. 40 (Manitoba), (New Brunswick), (Prince Edward Island), (Yukon)

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commissions at the following address and telephone number:

Doris Meyer, Chief Financial Officer, Vice President Finance and Corporate Secretary
712C - 12th Street
New Westminster, BC V3M 4J6

Tel (604) 516-0566

Item 9: Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 23rd day of June, 2003.

"Doris Meyer"

Doris Meyer
Chief Financial Officer, Vice President Finance
Corporate Secretary